Exhibit 99.1

CAPITALIZATION

The following table sets forth our current and long-term liabilities and total capitalization as of June 30, 2011 prepared on the basis of International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board1 (“IASB”).

As at June 30, 2011
(in millions of €)
(A) Short-term Financial Liabilities (including short term portion of long term financial liabilities) that are:
Guaranteed (1)	183
Secured (2)	23
Unguaranteed/Unsecured	4,993
Total short-term financial liabilities	5,199

(B) Long-term Financial Liabilities (excluding short term portion) that are:
Guaranteed (1)	13
Secured (2) (3)	535
Unguaranteed/Unsecured (4)	31,155
Total long-term financial liabilities	31,703

(C) Minority Interests (excluded from net income):	1,880

(D) Equity attributable to shareholders of France Telecom S.A. (excluding net income):
Share capital (5)	10,596
Statutory Reserves	1,059
Other Reserves (6)	14,569

Equity attributable to equity holders of France Telecom S.A. (excluding net income)	26,224
Capitalization	65,006

(1) Neither France Telecom S.A. nor its subsidiaries have financial indebtedness guaranteed by third parties outside of France Telecom, other than certain indebtedness of Telekomunikacja Polska guaranteed by the European Investment Bank.

(2) Does not include certain financial debt, comprised of asset- or, mortgage-backed securities or capitalized leases with respect to which either France Telecom S.A. or any of its subsidiaries has given pledges, guarantees, privileges or other security interests.

(3) Includes 480 million euros of cash collateral for derivatives. France Telecom has concluded agreements with various financial counterparts that may impose a monthly settlement corresponding, subject to threshold conditions, to the variation in the market value of these instruments (mark to market). France Telecom has issued debt securities in foreign currencies (USD, CHF, JPY, GBP, HKD) that it has generally swapped for euro.

(4) In addition, since June 30, 2011, France Telecom issued (i) bonds under its EMTN Program for an aggregate principal amount of 891 million euros, (ii) bonds under its Japanese Shelf for an aggregate amount of approximately 427 million euros, (iii) bonds under its Registration Statement Form F-3 (No. 333-156003) for an aggregate amount of approximately 1.46 billion euros and (iv) 165 million euros aggregate principal amount in other issues.

(5) Includes 26,777 new shares issued following the exercise of stock options or option based liquidity instruments (Instruments de Liquidité sur Options) that have not yet been recorded in the Company’s share capital by the Board of Directors.  No additional new shares have been issued following the exercise of stock options or option based liquidity instruments since June 30, 2011.

(6) Other reserves include reserves with respect to issue premiums, conversions, gains (losses) registered directly in shareholders’ equity and accumulated reserves (losses). At the date of this prospectus, these reserves have decreased by 1,574 million euros due to the payment of an interim dividend on September 8, 2011.

As of the date of this prospectus, except as disclosed above no significant change has occurred with respect to the information presented above since June 30, 2011.

1

As of June 30, 2011, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the IASB with the exception of the IAS 39 standard, only partially endorsed by the European Union, which has no effect on France Telecom’s accounts. Consequently, France Telecom’s financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.